Sturm, Ruger & Co. (RGR) Director Sandra Froman’s Leadership in a Controversial and Secretive Right-Wing Policy Organization

In a previous advisory,i Majority Action alerted shareholders of Sturm, Ruger & Co. (RGR) to due diligence we conducted concerning RGR director Sandra Froman, a 26-year leader and past President of the National Rifle Association (NRA). We describe Froman’s role in helping Stanford Professor William Shockley advance pseudo-scientific “theories of black racial inferiority”ii as an undergraduate and graduate student. These facts are described in greater detail both in the Majority Action advisory and in a Mother Jonesiii article.

This shareholder advisory concerns another of Froman’s professional relationships, this one more contemporary. RGR’s 2016, 2017 and 2018 proxy statements provide a summary of Froman’s professional experience.iv The summaries describe her career as an attorney, her 26-year history as leader in the NRA; and her affiliations with two non-profit organizations, the Joe Foss Institutev and the Mzuri Wildlife Foundation.vi

However, RGR does not disclose that Froman has served as a board member and, more recently, an officer of the Council for National Policy (“CNP”). Froman started service as a CNP board member in 2012,vii three years before she joined the RGR Board in 2015. She became CNP’s Treasurer in 2016.viii Little was known about the CNP’s membership until the Southern Poverty Law Center (SPLC) published an exposé on the organization in 2016.

It is not known whether Froman did not tell RGR about her leadership with CNP, or whether RGR knew and decided not to include that fact in their summary of her career and affiliations in the RGR proxy statements. Regardless, we believe shareholders may benefit from additional information about the organization, its activities, and its membership. Shareholders may view these facts as relevant to their decision whether Froman should continue to serve on the RGR board.

The Secretive Council for National Policy Elevates Extremists into National Policy Dialogue

The CNP has been described as “a key venue where mainstream conservatives and extremists mix.”ix CNP’s late co-founder Timothy LaHaye, a pastor and author of the “Left Behind” series of apocalyptic novels, called Catholicism a “false religion” with similarities to paganism.x Members and supporters of the far-right John Birch Society, whose founder advanced the view that President Eisenhower was a Communist,xi played an important role in CNP’s founding.xii

CNP operates in near-total secrecy. Its meetings are closed to the public and to the media; members reportedly are not permitted to confirm their membership in CNP; and the organization has warned members not to divulge the date or location of meetings, meeting attendees or statements made at meetings. CNP even asks members not to attend other organizations’ meetings in the same city before or after a CNP meeting.xiii

CNP’s 2014 membership directory, which was acquired by someone outside the organization and posted online, reveals members (as of 2014) with controversial and extremist associations. CNP’s work includes bringing together those members with more mainstream elected officials, under their self-described vision of achieving “a united conservative movement” to advance national “policy leadership and governance” that reflects their views. xiv Froman’s leadership of the organization suggests, at a minimum, that she is comfortable spending time with, providing a forum for, and seeking “unity” with people who espouse extremist views; and, as part of CNP’s stated vision, advancing a national policy agenda informed by the views of its members.

Some such members include:

●     CNP Board of Governors member Michael Peroutka was until 2014xv a member of The League of the South, which the SPLC characterizes as a “neo-Confederate hate group that advocates for a newly seceded South ruled by white people.”xvi

●     CNP Gold Circle and Board of Governors Member L. Brent Bozell III, founder and president of the Media Research Center, said on Fox News in 2011 that President Obama looks like a “skinny ghetto crackhead.”xvii

●     CNP Board of Governors member Mathew Staverxviii founded the Liberty Counsel law firm, which litigates high-profile claims involving religion-based refusals to provide services;xix defended conversion therapy for gay youthxx and warned that allowing gay Boy Scout leaders would lead to child molestation.xxi

●     CNP Gold Circle and Board of Governors member Joseph Farahxxii is editor-in-chief of World Net Daily, a purveyor of right-wing conspiracy theories. World Net Daily “has tried its best to fan the flames of the birther movement”, including falsely alleging President Obama was not born in the United States and had spent $2 million to cover up his foreign birth.xxiii Other World Net Daily pieces promote similarly bizarre and false ideas, such as the site’s six-part article promoting the theory that eating soybeans leads to homosexuality.xxiv

●     CNP Vice President Tony Perkins is President of the Family Research Council,xxv which has stated that arguments for same-sex marriage are “remarkably similar” to arguments that a man should be allowed to marry his horse.xxvi

●     CNP member Frank Gaffneyxxvii founded the Center for Security Policy and has been described as “Washington’s most dogged peddler of anti-Muslim conspiracy theories,” including the existence of a “vast, secret network run by the Muslim Brotherhood,” whose members or unwitting dupes Gaffney believes include former CIA Director John Brennan and anti-tax activist Grover Norquist, to implement Sharia law in the US.xxviii

A Substantive Nexus Appears to Exist Between CNP and Froman’s Service as a Director of RGR

The CNP directory lists interest areas alongside many members’ profiles, and the interest area “Second Amendment” was chosen by 80 of the 413 members, including Froman and controversial members such as CNP board member and former League of the South board member Michael Peroutka, who is discussed above.xxix Gun rights thus appear to be an important concern for CNP members. This level of interest suggests that CNP’s activities may be relevant to RGR’s business, though the organization’s secrecy precludes analysis of speeches, panel discussions, presentations and similar activities. Current NRA lobbyist and Executive Vice-President Wayne LaPierre was also listed in the directory as a member,xxx further supporting the conclusion that a substantive nexus exists between CNP and RGR and/or the firearms industry. This nexus bolsters the view that Froman’s leadership in the Center for National Policy is relevant to her role on Sturm Ruger’s board.

i

The complete shareholder advisory can be found at https://www.sec.gov/Archives/edgar/data/95029/000138713118001859/mja-px14a6g_050218.htm

ii

https://www.splcenter.org/fighting-hate/extremist-files/individual/william-shockley

iii

https://www.motherjones.com/politics/2018/05/nra-leader-once-worked-for-professor-who-claimed-blacks-were-genetically-inferior/

iv

Sturm, Ruger and Co. Proxy Statements, 2016-18.

v

http://joefossinstitute.org/our-programs/. JFI presents civics education programs for young people.

vi

https://mzuri.org/

vii

See http://990.erieri.com/EINS/720921017/720921017_2012_09c0674d.PDF (CNP’s 2012 Form 990), at 7

viii

See http://www.guidestar.org/FinDocuments/2016/720/921/2016-720921017-0e858e92-9.pdf, (CNP’s 2016 Form 990), at 8.

ix

www.splcenter.org/hatewatch/2016/05/17/council-national-policy-behind-curtain

x

www.nytimes.com/2016/07/26/books/tim-lahaye-a-christian-fundamentalist-leader-dies-at-90.html

xi

www.nationalreview.com/2017/06/william-f-buckley-john-birch-society-founder-robert-welch-conservatism-man-and-his-presidents/

xii

CNP founders and early members with ties to the John Birch Society include LaHaye (see https://www.theguardian.com/books/2016/jul/28/tim-lahaye-obituary); Nelson Bunker Hunt (see https://www.splcenter.org/sites/default/files/cnp_redacted_final.pdf (2014 CNP Membership Directory), at 3 and https://www.jbs.org/about-jbs/nelson-bunker-hunt); Larry McDonald (see https://www.splcenter.org/sites/default/files/cnp_redacted_final.pdf, at 8 and https://www.jbs.org/about-jbs/history/larry-mcdonald); and W. Cleon Skousen (see https://www.splcenter.org/sites/default/files/cnp_redacted_final.pdf, at 9 and https://www.newyorker.com/magazine/2010/10/18/confounding-fathers).

xiii

www.splcenter.org/hatewatch/2016/05/17/council-national-policy-behind-curtain#rules

xiv

https://www.splcenter.org/sites/default/files/cnp_redacted_final.pdf, p. 3.

xv

https://www.arundelpatriot.org/2017/05/14/racism-has-a-seat-at-the-anne-arundel-county-council/; http://prospect.org/article/gops-neo-confederate-theocrat-wins-council-seat-one-richest-us-counties

xvi

www.splcenter.org/hatewatch/2016/05/17/council-national-policy-behind-curtain. Further details about the League of the South can be found at https://www.splcenter.org/fighting-hate/extremist-files/group/league-south

xvii

https://www.reuters.com/article/idUS419531945820111223

xviii

https://www.splcenter.org/sites/default/files/cnp_redacted_final.pdf, at 7

xix

https://www.lc.org/

xx

http://www.wnd.com/2014/09/pro-gay-courts-muck-up-meaning-of-free-speech/

xxi

http://www.orlandosentinel.com/news/lake/os-liberty-counsel-mat-staver-20150919-story.html

xxii

https://www.splcenter.org/sites/default/files/cnp_redacted_final.pdf

xxiii

https://www.washingtonpost.com/news/fact-checker/wp/2017/01/11/fact-checking-president-elect-trumps-news-conference/?utm_term=.e23eeeafe53a

xxiv

http://www.wnd.com/2006/12/39253/,

xxv

https://www.frc.org/content/tony-perkins-president

xxvi

https://downloads.frc.org/EF/EF04C51.pdf

xxvii

https://www.splcenter.org/sites/default/files/cnp_redacted_final.pdf, at 68

xxviii

https://www.theatlantic.com/politics/archive/2018/03/john-bolton-anti-muslim-enabler/556442/

xxix

https://www.splcenter.org/sites/default/files/cnp_redacted_final.pdf

xxx

https://www.splcenter.org/sites/default/files/cnp_redacted_final.pdf, at 94